                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                      INTEGRATED HEALTHCARE HOLDINGS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.0001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   45821T 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Bruce Mogel
                    c/o Integrated Healthcare Holdings, Inc.
                              1301 N. Tustin Avenue
                               Santa Ana, CA 92705
                                 (714) 953-3575
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 2, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1(e), 13d-(f) or 13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45821T 10 8                                                Page 2 of 7
--------------------------------------------------------------------------------
1. Name of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entity Only).

         Bruce Mogel
--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group*
   (a) [_]
   (b) [_]
--------------------------------------------------------------------------------
3. SEC Use Only
--------------------------------------------------------------------------------
4. Source of Funds Not applicable
--------------------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
6. Citizenship or Place of Organization United States
--------------------------------------------------------------------------------
Number of            7. Sole Voting Power 5,365,500 shares of common stock
Shares               -----------------------------------------------------------
Beneficially         8. Shared Voting Power 49,538,286 shares of common stock
Owned by             -----------------------------------------------------------
Each                 9. Sole Dispositive Power 5,365,500 shares of common stock
Reporting            -----------------------------------------------------------
Person With          10. Shared Dispositive Power  None
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
         54,903,786
--------------------------------------------------------------------------------
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11) 40.05%
--------------------------------------------------------------------------------
14. Type of Reporting Person
         IN
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         This Statement on Schedule 13D relates to shares of common stock, par value $0.001 per share (the "Common Stock"), of Integrated Healthcare Holdings, Inc., a Nevada corporation (the "Issuer"), whose principal executive offices are located at 1301 North Tustin Avenue, Santa Ana, California 92705. The telephone number of the principal executive offices of the Issuer is (714) 953-3503.

ITEM 2.  IDENTITY AND BACKGROUND

         This Schedule 13D is filed by Bruce Mogel ("Mr. Mogel" or the "Reporting Person"), a citizen of the United States of America. Mr. Mogel's principal business address is c/o Integrated Healthcare Holdings, Inc., 1301 North Tustin Avenue, Santa Ana, California 92705. The principal occupation of Mr. Mogel is Chief Executive Officer of the Issuer.

         During the last five years, Mr. Mogel has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Mr. Mogel has not been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Not applicable.

ITEM 4:  PURPOSE OF TRANSACTION

         On July 2, 2007, Dr. Kali P. Chaudhuri and William E. Thomas each entered into a separate Irrevocable Proxy (collectively, the "Proxies") in favor of the Reporting Person, providing the Reporting Person with limited voting rights over the shares of Common Stock held by Dr. Chaudhuri and Mr. Thomas, respectively, for a period of two years.

         On July 2, 2007, Dr. Chaudhuri owned an aggregate of 39,789,788 shares of Common Stock and Mr. Thomas owned an aggregate of 9,748,498 shares of Common Stock. Dr. Chaudhuri and Mr. Thomas acquired their shares of Common Stock upon exercise of warrants issued by the Company to each of them on January 27, 2005 pursuant to that certain Rescission, Restructuring and Assignment Agreement to which the Company was a party (the "Warrants").

         Subject to the satisfaction of certain conditions contained in their respective Warrants, Dr. Chaudhuri may acquire up to a maximum of 60,000,000 shares of Common Stock upon exercise of his Warrant and Mr. Thomas may acquire up to a maximum of 14,700,000 shares of Common Stock upon exercise of his Warrant, minus any shares that are cancelled under the "cashless exercise" provisions of their respective Warrants. The Proxies provide the Reporting Person with limited voting power over all shares that are held by Dr. Chaudhuri and Mr. Thomas as of July 2, 2007 or that may be acquired after such date upon additional exercises of the Warrants, as well as any other shares of Common Stock held or acquired by each of them during the term of their respective Proxies.

         Each Proxy is limited in scope, and may only be exercised by the Reporting Person to vote shares of Common Stock with respect to the following:

             (i) the nomination and election of directors, appointment of directors to fill vacancies, and removal of directors, so long as the board of directors of the Issuer, after giving effect to any stockholder action or series of stockholder actions proposed to be taken by use of the Proxy, is comprised of individuals a majority of whom are "independent directors" as defined in Rule 4200 of the NASD's Marketplace Rules;

             (ii) opposing amendments to the Articles of Incorporation or Bylaws of the Issuer affecting the size of the board of directors, opposing changes in the classification of directors, and opposing changes in the voting rights of holders of capital stock of the Issuer; and

             (iii) ratification or approval of equity incentive plans of the Issuer and amendments thereto (including, without limitation, approval of stock option plans under which employees and/or directors may receive option grants or awards, and increases in the number of shares authorized to be issued under such plans), so long as such equity incentive plans meet all of the following conditions: such plans are (A) reasonable and customary, (B) unanimously approved by the independent directors of the Issuer and (C) do not permit grants or awards exceeding 10,000,000 shares per year.

         Further, the Reporting Person's right to vote each Proxy is conditioned upon (i) Mr. Thomas, or an alternative individual designated by either Dr. Chaudhuri or Mr. Thomas (as applicable), being elected to the Issuer's board of directors in connection with the use of the Proxy or such individual must already be serving as a director of the Issuer at the time the Proxy is used;
(ii) the Proxy may only be used so long as Orange County Physicians Investment Network LLC ("OC-PIN") owns as least 59,098,430 shares of common stock of the Issuer (as adjusted for stock splits, combinations and the like) and an individual designated by OC-PIN or who is a member of OC-PIN is being elected to the Issuer's board of directors in connection with the use of the Proxy or is already serving as a director of the Issuer at the time the Proxy is used; and
(iii) subject to the terms of any instrument providing the Reporting Person with beneficial ownership of shares of common stock of the Issuer (other than shares owned by him), the Reporting Person must, upon demand of either Dr. Chaudhuri or Mr. Thomas (as applicable), enter into a voting agreement or voting trust under which the Reporting Person must agree to vote all of the shares beneficially owned by him (including shares over which the Reporting Person may exercise voting power) at the time of any vote of the Issuer's stockholders taken during the term of such voting agreement or voting trust in accordance with the manner in which the shares may be voted by the Reporting Person under the Proxy.

         The Reporting Person intends to vote each Proxy, if at all, in a manner consistent with the scope and terms of such Proxies described in this Schedule 13D.

         On July 11, 2007, Mr. Mogel, Dr. Chaudhuri and Mr. Thomas executed Amendment No. 1 to each of the Proxies clarifying that the agreement by Dr. Chaudhuri and Mr. Thomas not to vote their shares during the term of the Proxy except as requested by the Reporting Person only extended to matters with respect to which the Reporting Person would otherwise be authorized to exercise the Proxy.

         References to, and descriptions each Proxy in this Item 4 are qualified in their entirety by the full text of the Proxies, which are filed as Exhibits to this Statement on Schedule 13D and are incorporated herein in their entirety where such reference and descriptions appear.

         Except as set forth in this Schedule 13D, the Reporting Person currently has no plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of
Schedule 13D. The Reporting Person, however, may at any time and from time to time, review or reconsider his position with respect to any of such matters.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Based on representations made by the Issuer, the Reporting Person believes that as of July 2, 2007, there were 137,095,716 shares of Common Stock of the Issuer outstanding. Based on such number of outstanding shares, the Reporting Person reports the following holdings of Common Stock and corresponding percentage interest of total shares of Common Stock outstanding:

         The Reporting Person owns directly an aggregate of 5,365,500 shares of Common Stock as of the date of this Schedule 13D, representing approximately 3.91% of the total outstanding shares of the Issuer.

         As a result of the Proxies, the Reporting Person may be deemed to beneficially own the 49,538,286 shares of Common Stock held by Dr. Chaudhuri and Mr. Thomas as of the date of this Schedule 13D, representing approximately 36.13% of the total outstanding shares of the Issuer. The Reporting Person may also beneficially own any additional shares which may be acquired by Dr. Chaudhuri or Mr. Thomas in the future, subject to the terms and conditions of each Proxy.

         The Reporting Person disclaims beneficial ownership of the Common Stock held by Dr. Chaudhuri and Mr. Thomas, except for the voting rights granted to the Reporting Person under each of the Proxies.

         The Reporting Person has not effected any transaction relating to the Common Stock during the past 60 days.

         No person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any Common Stock beneficially owned by the Reporting Person on the date of this statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The information set forth, or incorporated by reference, in Items 3 through 5 of this Statement on Schedule 13D is hereby incorporated by this reference in this Item 6.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed as exhibits to this Statement on Schedule 13D:

Exhibit 1 Irrevocable Proxy by and between Kali P. Chaudhuri and Bruce Mogel dated July 2, 2007, and Amendment No. 1 to Irrevocable Proxy dated July 11, 2007.

Exhibit 2 Irrevocable Proxy by and between William E. Thomas and Bruce Mogel dated July 2, 2007, and Amendment No. 1 to Irrevocable Proxy dated July 11, 2007.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         July 12, 2007                       BRUCE MOGEL

                                             /s/ Bruce Mogel
                                             --------------------------

                                  EXHIBIT INDEX


Exhibit 1 Irrevocable Proxy by and between Kali P. Chaudhuri and Bruce Mogel dated July 2, 2007, and Amendment No. 1 to Irrevocable Proxy dated July 11, 2007.

Exhibit 2 Irrevocable Proxy by and between William E. Thomas and Bruce Mogel dated July 2, 2007, and Amendment No. 1 to Irrevocable Proxy dated July 11, 2007.

Exhibit 1


                                IRREVOCABLE PROXY
                                -----------------

         THIS IRREVOCABLE PROXY ("PROXY") is made as of July 2, 2007 by and between Bruce Mogel ("GRANTEE") and Kali P. Chaudhuri, M.D. ("GRANTOR").

                                    RECITALS

         WHEREAS, Grantor owns or has the right to acquire up to 60,000,000 shares of the common stock, par value $0.001 per share (the "SHARES"), of Integrated Healthcare Holdings, Inc., a Nevada corporation (the "COMPANY"), pursuant to exercise of that certain Stock Purchase Warrant, dated as of January 31, 2005, issued by the Company (the "WARRANT");

         WHEREAS, Grantor has delivered to the Company an exercise notice for a portion of the Shares; and

         WHEREAS, Grantor and Grantee desire to enter into this Proxy providing Grantee with the right to vote Grantor's Shares when such Shares are issued to Grantor.

         NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

         1. GRANT OF PROXY.

             (a) Subject to the other provisions hereof, this Proxy shall serve as an irrevocable proxy appointing Grantee as proxy to vote and exercise all voting and related rights of Grantor (to the extent Grantor is entitled to do so) with respect to (i) all of the Shares currently held by Grantor or that are issuable to Grantor upon exercise of the Warrant, (ii) any and all other shares of capital stock of the Company issued or issuable in respect of the Shares or the Warrant, and (iii) any other shares of capital stock of the Company which Grantor may hold in the future, all in accordance with the terms and conditions of this Proxy. Grantee is empowered, and may exercise this Proxy, to vote the Shares in his sole discretion at any time at any meeting of the Company's stockholders, however called, and in any action by written consent of the Company's stockholders in lieu of a meeting.

             (b) This Proxy is limited in scope, and may only be exercised by Grantee to vote the Shares with respect to:

                  (i) the nomination and election of directors, appointment of directors to fill vacancies, and removal of directors, so long as the board of directors of the Company, after giving effect to any stockholder action or series of stockholder actions proposed to be taken by use of this Proxy, is comprised of individuals a majority of whom are "independent directors" as defined in Rule 4200 of the NASD's Marketplace Rules;

                  (ii) opposing amendments to the Articles of Incorporation or Bylaws of the Company affecting the size of the board of directors, opposing changes in the classification of directors, and opposing changes in the voting rights of holders of capital stock of the Company; and

                  (iii) ratification or approval of equity incentive plans of the Company and amendments thereto (including, without limitation, approval of stock option plans under which employees and/or directors may receive option grants or awards, and increases in the number of shares authorized to be issued under such plans), so long as such equity incentive plans meet all of the following conditions: such plans are (A) reasonable and customary, (B) unanimously approved by the independent directors of the Company and (C) do not permit grants or awards exceeding 10,000,000 shares per year.

             (c) If any provision of this Proxy or any part of any such provision hereof is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (i) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (ii) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (iii) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this Proxy. Each provision of this Proxy is separable from every other provision of this Proxy, and each part of each provision of this Proxy is separable from every other part of such provision.

         2. CONDITIONS PRECEDENT. Notwithstanding anything otherwise contained in this Proxy, Grantee's right to vote the Shares under Section 1 is subject to and conditioned upon the satisfaction of all of the following conditions:

             (a) William E. Thomas, or an alternative individual designated by Grantor, shall be elected to the Company's board of directors in connection with the use of this Proxy or shall already be serving as a director of the Company at the time this Proxy is used;

             (b) So long as Orange County Physicians Investment Network LLC ("OC-PIN") owns as least 59,098,430 shares of common stock of the Company (as adjusted for splits, combinations and the like), an individual designated by OC-PIN or who is a member of OC-PIN shall be elected to the Company's board of directors in connection with the use of this Proxy or shall already be serving as a director of the Company at the time this Proxy is used; and

             (c) Subject to the terms of any instrument providing Grantee with beneficial ownership of shares of common stock of the Company (other than shares owned by him), Grantee shall, upon demand of Grantor, enter into a voting agreement or, at Grantor's option, a voting trust, with Grantor in form and substance reasonably acceptable to Grantor under which Grantee will agree to vote all of the shares beneficially owned by Grantee (including shares over which Grantee may exercise voting power) at the time of any vote of the Company's stockholders taken during the term of such voting agreement or voting trust in accordance with the manner in which the Shares may be voted by Grantee under this Proxy.

         2. NO CONFLICTING PROXIES/ACTIONS. This Proxy revokes all prior proxies given by Grantor with respect to the Shares or any of them. Grantor agrees not to, without the prior written consent of Grantee, take or permit any action, prior to the termination of this Proxy in accordance with Section 3 below, to directly or indirectly (a) sell, give, assign, transfer, exchange, pledge or otherwise dispose of or encumber, or make any offer or agreement relating to any of the foregoing with respect to, any of the Shares, except where this Proxy shall remain in full force and effect with respect to the Shares after the consummation of such transaction, (b) deposit any of the Shares into a voting trust or enter into a voting agreement or arrangement with respect to any of the Shares or grant any proxy or power of attorney with respect to any of the Shares, or (c) vote or attempt to vote any of the Shares at any meeting of the Company's stockholders or in any action by written consent of the Company's stockholders in lieu of a meeting, except in a manner requested by Grantee.

         3. TERM OF PROXY; PRESENCE OF AN INTEREST.

             (a) This Proxy shall continue in full force and effect for a period of two(2) years from the date hereof (the "TERMINATION DATE"), unless sooner terminated by the written agreement of each of the parties.

             (b) Grantor hereby represents and warrants that this Proxy is coupled with an interest sufficient to support an irrevocable grant of this Proxy to Grantee under applicable law at least through the Termination Date, and that such interest will not be extinguished until after the Termination Date. Grantor agrees not to take or express any position contrary to the foregoing prior to the Termination Date, whether in writing or orally.

         4. LEGEND. Concurrently with the execution of this Proxy or at such later time as the Shares are issued to Grantor, Grantor shall imprint or otherwise place on certificates representing the Shares a restrictive legend in substantially the following form:

         THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS AND CONDITIONS OF AN IRREVOCABLE PROXY WHICH GRANTS TO ANOTHER PARTY THE RIGHT TO VOTE THE SHARES REPRESENTED HEREBY. ANY PERSON ACCEPTING ANY INTEREST IN SUCH SHARES SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF SUCH IRREVOCABLE PROXY. A COPY OF SUCH IRREVOCABLE PROXY WILL BE FURNISHED TO THE RECORD HOLDER OF THIS CERTIFICATE WITHOUT CHARGE UPON WRITTEN REQUEST TO THE COMPANY AT ITS PRINCIPAL PLACE OF BUSINESS.

         5. SPECIFIC PERFORMANCE. The parties hereto hereby declare that it is impossible to measure in money the damages which will accrue to a party hereto or to their successors, heirs, representatives or assigns by reason of a failure to perform any of the obligations under this Proxy and agree that the terms of this Proxy shall be specifically enforceable. If any party hereto or such party's successors, heirs, representatives or assigns institutes any action or proceeding to specifically enforce the provisions hereof, any person against whom such action or proceeding is brought hereby waives the claim or defense therein that such party or such personal representative has an adequate remedy at law, and such person shall not offer in any such action or proceeding the claim or defense that such remedy at law exists.

         6. ENTIRE AGREEMENT. This Proxy constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof and no party shall be liable or bound to any other in any manner by any representations, warranties, covenants and agreements except as specifically set forth herein; provided, however, that nothing herein shall be deemed to affect in any way Grantor's rights under the Warrant.

         7. ARBITRATION. Any controversy, claim or dispute arising or relating to this Proxy, or the construction, interpretation, breach, termination and enforceability or validity thereof, whether based on statute, tort, contract, common law, or otherwise and whether such dispute existed prior to or arises after the date of this Proxy shall be resolved by binding arbitration before the Judicial Arbitration and Mediation Service/Endispute ("JAMS") pursuant to JAMS rules. The venue for such arbitration shall be Riverside County, California. Upon a showing of good cause, the arbitrator shall permit any party to the arbitration to conduct discovery in accordance with California law, subject to any limitations or restrictions the arbitrator should apply to any such discovery. The award of the arbitrator may be for an amount of money and/or for specific performance or other equitable relief and shall be final, binding and enforceable in any court of competent jurisdiction. Either party is entitled to an application to Superior Court of the State of California for the County of Riverside to compel expedited arbitration and for a award of such equitable and/or provisional relief as may be appropriate under the circumstances.

         8. AMENDMENTS AND WAIVERS. Any term hereof may be amended and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of each of the parties. Any amendment or waiver so effected shall be binding upon the parties and their assigns.

         9. STOCK SPLITS, STOCK DIVIDENDS, ETC. In the event of any stock split, stock dividend, recapitalization, reorganization, or the like, any securities issued with respect to the Shares or any of them shall be included in the definition of "Shares" for purposes of this Proxy.

         10. GOVERNING LAW. This Proxy shall be governed by and construed under the laws of the State of Nevada, without regard to the conflict of laws provisions thereof.

         11. COUNTERPARTS. This Proxy may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         12. DELIVERY BY FACSIMILE AND ELECTRONIC MAIL. This Proxy and any signed agreement or instrument entered into in connection with this Proxy, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine or electronic mail, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such agreement or instrument, each other party hereto or thereto shall re-execute original forms thereof and deliver them to all other parties. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or electronic mail to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or electronic mail as a defense to the formation of a contract and each such party forever waives any such defense, except to the extent such defense related to lack of authenticity.

         13. SUCCESSORS AND ASSIGNS. Except as otherwise expressly provided in this Proxy, the provisions hereof shall inure to the benefit of, and be binding upon, the heirs, successors and assigns of each of the parties hereto, including any transferee of any of the Shares.



                            [SIGNATURE PAGE FOLLOWS]

         IN WITNESS WHEREOF, the parties hereto have executed this Proxy as of the day and year hereinabove first written.


                                             GRANTOR:

                                             KALI P. CHAUDHURI, M.D.

                                             /S/ KALI P. CHAUDHURI
                                             -----------------------------------


                                             GRANTEE:

                                             BRUCE MOGEL


                                             /S/ BRUCE MOGEL
                                             -----------------------------------

                      AMENDMENT NO. 1 TO IRREVOCABLE PROXY

         THIS AMENDMENT NO. 1 TO IRREVOCABLE PROXY ("Amendment") is made as of July 11, 2007 by and between Bruce Mogel ("Grantee") and Kali P. Chaudhuri, M.D. ("Grantor").

                                    RECITALS

         WHEREAS, as of July 2, 2007, Grantor and Grantee entered into an Irrevocable Proxy ("Proxy") providing Grantee with the right to vote shares of the common stock, par value $0.001 per share (the "Shares"), of Integrated Healthcare Holdings, Inc., a Nevada corporation (the "Company"), in certain limited circumstances.

         WHEREAS, in accordance with Section 8 of the Proxy, Grantor and Grantee desire to amend the Proxy to clarify the parties' intentions with respect to certain matters.

         NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree that clause (c) of Section 2 of the Proxy (entitled "No Conflicting Proxies/Actions") hereby is amended and restated to read as follows:

         "or (c) with respect to stockholder votes or actions with respect to which Grantee would be authorized to exercise this Proxy, vote or attempt to vote any of the Shares at any meeting of the Company's stockholders or in any action by written consent of the Company's stockholders in lieu of a meeting on any such matters, except in a manner requested by Grantee."

         Except as expressly amended hereby, the Proxy remains in full force and effect. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

                            [Signature page follows]

         IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the day and year hereinabove first written.

                                             GRANTOR:
                                             KALI P. CHAUDHURI, M.D.

                                             /s/ Kali P. Chaudhuri, M.D.
                                             -----------------------------------

                                             GRANTEE:
                                             BRUCE MOGEL
                                             /s/ Bruce Mogel
                                             -----------------------------------

Exhibit 2


                                IRREVOCABLE PROXY
                                -----------------

         THIS IRREVOCABLE PROXY ("PROXY") is made as of July 2, 2007 by and between Bruce Mogel ("GRANTEE") and William E. Thomas ("GRANTOR").

                                    RECITALS

         WHEREAS, Grantor owns or has the right to acquire up to 14,700,000 shares of the common stock, par value $0.001 per share (the "SHARES"), of Integrated Healthcare Holdings, Inc., a Nevada corporation (the "COMPANY"), pursuant to exercise of that certain Stock Purchase Warrant, dated as of January 31, 2005, issued by the Company (the "WARRANT");

         WHEREAS, Grantor has delivered to the Company an exercise notice for a portion of the Shares; and

         WHEREAS, Grantor and Grantee desire to enter into this Proxy providing Grantee with the right to vote Grantor's Shares when such Shares are issued to Grantor.

         NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

         1. GRANT OF PROXY.

             (a) Subject to the other provisions hereof, this Proxy shall serve as an irrevocable proxy appointing Grantee as proxy to vote and exercise all voting and related rights of Grantor (to the extent Grantor is entitled to do so) with respect to (i) all of the Shares currently held by Grantor or that are issuable to Grantor upon exercise of the Warrant, (ii) any and all other shares of capital stock of the Company issued or issuable in respect of the Shares or the Warrant, and (iii) any other shares of capital stock of the Company which Grantor may hold in the future, all in accordance with the terms and conditions of this Proxy. Grantee is empowered, and may exercise this Proxy, to vote the Shares in his sole discretion at any time at any meeting of the Company's stockholders, however called, and in any action by written consent of the Company's stockholders in lieu of a meeting.

             (b) This Proxy is limited in scope, and may only be exercised by Grantee to vote the Shares with respect to:

                  (i) the nomination and election of directors, appointment of directors to fill vacancies, and removal of directors, so long as the board of directors of the Company, after giving effect to any stockholder action or series of stockholder actions proposed to be taken by use of this Proxy, is comprised of individuals a majority of whom are "independent directors" as defined in Rule 4200 of the NASD's Marketplace Rules;

                  (ii) opposing amendments to the Articles of Incorporation or Bylaws of the Company affecting the size of the board of directors, opposing changes in the classification of directors, and opposing changes in the voting rights of holders of capital stock of the Company; and

                  (iii) ratification or approval of equity incentive plans of the Company and amendments thereto (including, without limitation, approval of stock option plans under which employees and/or directors may receive option grants or awards, and increases in the number of shares authorized to be issued under such plans), so long as such equity incentive plans meet all of the following conditions: such plans are (A) reasonable and customary, (B) unanimously approved by the independent directors of the Company and (C) do not permit grants or awards exceeding 10,000,000 shares per year.

             (c) If any provision of this Proxy or any part of any such provision hereof is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (i) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (ii) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (iii) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this Proxy. Each provision of this Proxy is separable from every other provision of this Proxy, and each part of each provision of this Proxy is separable from every other part of such provision.

         2. CONDITIONS PRECEDENT. Notwithstanding anything otherwise contained in this Proxy, Grantee's right to vote the Shares under Section 1 is subject to and conditioned upon the satisfaction of all of the following conditions:

             (a) William E. Thomas, or an alternative individual designated by Grantor, shall be elected to the Company's board of directors in connection with the use of this Proxy or shall already be serving as a director of the Company at the time this Proxy is used;

             (b) So long as Orange County Physicians Investment Network LLC ("OC-PIN") owns as least 59,098,430 shares of common stock of the Company (as adjusted for splits, combinations and the like), an individual designated by OC-PIN or who is a member of OC-PIN shall be elected to the Company's board of directors in connection with the use of this Proxy or shall already be serving as a director of the Company at the time this Proxy is used; and

             (c) Subject to the terms of any instrument providing Grantee with beneficial ownership of shares of common stock of the Company (other than shares owned by him), Grantee shall, upon demand of Grantor, enter into a voting agreement or, at Grantor's option, a voting trust, with Grantor in form and substance reasonably acceptable to Grantor under which Grantee will agree to vote all of the shares beneficially owned by Grantee (including shares over which Grantee may exercise voting power) at the time of any vote of the Company's stockholders taken during the term of such voting agreement or voting trust in accordance with the manner in which the Shares may be voted by Grantee under this Proxy.

         2. NO CONFLICTING PROXIES/ACTIONS. This Proxy revokes all prior proxies given by Grantor with respect to the Shares or any of them. Grantor agrees not to, without the prior written consent of Grantee, take or permit any action, prior to the termination of this Proxy in accordance with Section 3 below, to directly or indirectly (a) sell, give, assign, transfer, exchange, pledge or otherwise dispose of or encumber, or make any offer or agreement relating to any of the foregoing with respect to, any of the Shares, except where this Proxy shall remain in full force and effect with respect to the Shares after the consummation of such transaction, (b) deposit any of the Shares into a voting trust or enter into a voting agreement or arrangement with respect to any of the Shares or grant any proxy or power of attorney with respect to any of the Shares, or (c) vote or attempt to vote any of the Shares at any meeting of the Company's stockholders or in any action by written consent of the Company's stockholders in lieu of a meeting, except in a manner requested by Grantee.

         3. TERM OF PROXY; PRESENCE OF AN INTEREST.

             (a) This Proxy shall continue in full force and effect for a period of two(2) years from the date hereof (the "TERMINATION DATE"), unless sooner terminated by the written agreement of each of the parties.

             (b) Grantor hereby represents and warrants that this Proxy is coupled with an interest sufficient to support an irrevocable grant of this Proxy to Grantee under applicable law at least through the Termination Date, and that such interest will not be extinguished until after the Termination Date. Grantor agrees not to take or express any position contrary to the foregoing prior to the Termination Date, whether in writing or orally.

         4. LEGEND. Concurrently with the execution of this Proxy or at such later time as the Shares are issued to Grantor, Grantor shall imprint or otherwise place on certificates representing the Shares a restrictive legend in substantially the following form:

         THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS AND CONDITIONS OF AN IRREVOCABLE PROXY WHICH GRANTS TO ANOTHER PARTY THE RIGHT TO VOTE THE SHARES REPRESENTED HEREBY. ANY PERSON ACCEPTING ANY INTEREST IN SUCH SHARES SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF SUCH IRREVOCABLE PROXY. A COPY OF SUCH IRREVOCABLE PROXY WILL BE FURNISHED TO THE RECORD HOLDER OF THIS CERTIFICATE WITHOUT CHARGE UPON WRITTEN REQUEST TO THE COMPANY AT ITS PRINCIPAL PLACE OF BUSINESS.

         5. SPECIFIC PERFORMANCE. The parties hereto hereby declare that it is impossible to measure in money the damages which will accrue to a party hereto or to their successors, heirs, representatives or assigns by reason of a failure to perform any of the obligations under this Proxy and agree that the terms of this Proxy shall be specifically enforceable. If any party hereto or such party's successors, heirs, representatives or assigns institutes any action or proceeding to specifically enforce the provisions hereof, any person against whom such action or proceeding is brought hereby waives the claim or defense therein that such party or such personal representative has an adequate remedy at law, and such person shall not offer in any such action or proceeding the claim or defense that such remedy at law exists.

         6. ENTIRE AGREEMENT. This Proxy constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof and no party shall be liable or bound to any other in any manner by any representations, warranties, covenants and agreements except as specifically set forth herein; provided, however, that nothing herein shall be deemed to affect in any way Grantor's rights under the Warrant.

         7. ARBITRATION. Any controversy, claim or dispute arising or relating to this Proxy, or the construction, interpretation, breach, termination and enforceability or validity thereof, whether based on statute, tort, contract, common law, or otherwise and whether such dispute existed prior to or arises after the date of this Proxy shall be resolved by binding arbitration before the Judicial Arbitration and Mediation Service/Endispute ("JAMS") pursuant to JAMS rules. The venue for such arbitration shall be Riverside County, California. Upon a showing of good cause, the arbitrator shall permit any party to the arbitration to conduct discovery in accordance with California law, subject to any limitations or restrictions the arbitrator should apply to any such discovery. The award of the arbitrator may be for an amount of money and/or for specific performance or other equitable relief and shall be final, binding and enforceable in any court of competent jurisdiction. Either party is entitled to an application to Superior Court of the State of California for the County of Riverside to compel expedited arbitration and for a award of such equitable and/or provisional relief as may be appropriate under the circumstances.

         8. AMENDMENTS AND WAIVERS. Any term hereof may be amended and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of each of the parties. Any amendment or waiver so effected shall be binding upon the parties and their assigns.

         9. STOCK SPLITS, STOCK DIVIDENDS, ETC. In the event of any stock split, stock dividend, recapitalization, reorganization, or the like, any securities issued with respect to the Shares or any of them shall be included in the definition of "Shares" for purposes of this Proxy.

         10. GOVERNING LAW. This Proxy shall be governed by and construed under the laws of the State of Nevada, without regard to the conflict of laws provisions thereof.

         11. COUNTERPARTS. This Proxy may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         12. DELIVERY BY FACSIMILE AND ELECTRONIC MAIL. This Proxy and any signed agreement or instrument entered into in connection with this Proxy, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine or electronic mail, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such agreement or instrument, each other party hereto or thereto shall re-execute original forms thereof and deliver them to all other parties. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or electronic mail to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or electronic mail as a defense to the formation of a contract and each such party forever waives any such defense, except to the extent such defense related to lack of authenticity.

         13. SUCCESSORS AND ASSIGNS. Except as otherwise expressly provided in this Proxy, the provisions hereof shall inure to the benefit of, and be binding upon, the heirs, successors and assigns of each of the parties hereto, including any transferee of any of the Shares.



                            [SIGNATURE PAGE FOLLOWS]

         IN WITNESS WHEREOF, the parties hereto have executed this Proxy as of the day and year hereinabove first written.


                                             GRANTOR:

                                             WILLIAM E. THOMAS

                                             /S/ WILLIAM E. THOMAS
                                             -----------------------------------


                                             GRANTEE:

                                             BRUCE MOGEL


                                             /S/ BRUCE MOGEL
                                             -----------------------------------

                      AMENDMENT NO. 1 TO IRREVOCABLE PROXY

         THIS AMENDMENT NO. 1 TO IRREVOCABLE PROXY ("Amendment") is made as of July 11, 2007 by and between Bruce Mogel ("Grantee") and William E. Thomas ("Grantor").

RECITALS

         WHEREAS, as of July 2, 2007, Grantor and Grantee entered into an Irrevocable Proxy ("Proxy") providing Grantee with the right to vote shares of the common stock, par value $0.001 per share (the "Shares"), of Integrated Healthcare Holdings, Inc., a Nevada corporation (the "Company"), in certain limited circumstances.

         WHEREAS, in accordance with Section 8 of the Proxy, Grantor and Grantee desire to amend the Proxy to clarify the parties' intentions with respect to certain matters.

         NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree that clause (c) of Section 2 of the Proxy (entitled "No Conflicting Proxies/Actions") hereby is amended and restated to read as follows:

         "or (c) with respect to stockholder votes or actions with respect to which Grantee would be authorized to exercise this Proxy, vote or attempt to vote any of the Shares at any meeting of the Company's stockholders or in any action by written consent of the Company's stockholders in lieu of a meeting on any such matters, except in a manner requested by Grantee."

         Except as expressly amended hereby, the Proxy remains in full force and effect. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

                            [Signature page follows]

         IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the day and year hereinabove first written.

                                             GRANTOR:
                                             WILLIAM E. THOMAS
                                             /s/ William E. Thomas
                                             -----------------------------------

                                             GRANTEE:
                                             BRUCE MOGEL
                                             /s/ Bruce Mogel
                                             -----------------------------------